UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2 )

Alderon Iron Ore Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01434T100

(CUSIP Number)

COPY TO:

Joshua E. Beiser

Senior Investment Counsel

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 31, 2014

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01434T100	SCHEDULE 13D

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,084,537*
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 21,084,537*
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,084,537*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 15.95%
14.	TYPE OF REPORTING PERSON OO

*Includes 1,987,083 Warrants and 300,000 Options as described herein.

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on March 9, 2012, as amended (the “Schedule 13D”), with respect to the shares of common stock, no par value, of Alderon Iron Ore Corp. (“the Issuer” or “Alderon”). The principal executive offices of the Issuer are located at 1240-1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1.

Capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 1.	Security and Issuer.

No Modification.

Item 2.	Identity and Background.

Item 2 is amended with respect to Schedule A, updating the Executive Officers and Directors of Liberty Mutual Insurance Company, Liberty Mutual Holding Company Inc. and Liberty Metals & Mining Holdings, LLC.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4.	Purpose of Transaction.

Alderon has implemented a cash preservation program to enhance its working capital position. To facilitate this initiative, LMMH has consented to deferral of certain interest payments arising in connection with loan obligations of Alderon payable to LMMH, as described below:

Alderon and its affiliate, The Kami Mine Limited Partnership, have previously entered into a loan agreement with LMMH for an amount of $22 million (the “LMMH Loan”). The LMMH Loan has interest payable semi-annually on June 30 and December 31 of each year at a rate of 8% per annum. The principal and interest amounts of the LMMH Loan are convertible into common shares of Alderon. LMMH has agreed to defer the next two interest payments due under the LMMH Loan. These payments total $1,795,200 with $880,000 payable on December 31, 2014 and $915,200 payable on June 30, 2015. The deferred interest payments will be added to the principal amount of the LMMH Loan and paid at maturity on December 31, 2018.

On December 31, 2014, as consideration for the deferral of interest payments, LMMH was issued 1,987,083 warrants for the purchase of common shares of Alderon (the “Warrants”). The number of warrants to be issued to LMMH for each interest payment is calculated per a formula. Each Warrant is exercisable until December 31, 2018 to acquire one Alderon common share at the warrant price of $0.44 CAD.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) LMMH is the beneficial owner of 21,084,537 shares of Alderon Common Stock, consisting of (a) 18,797,454 issued shares, (b) 300,000 Common Stock options which expire on March 27, 2017 and (c) 1,987,083 warrants exercisable at any time prior to December 31, 2018, representing, in the aggregate, approximately 15.95% of the 132,134,061 issued and outstanding shares of Alderon Common Stock.

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 21,084,537 shares. LMMH has no shared power to either vote or dispose of the shares.

(c) Except as otherwise described herein, during the 60 days preceding the date of this report, LMMH has not acquired or disposed of any securities of the Issuer.

(d) With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: January 9, 2015	By:	/s/ Damon Barber
Damon Barber
Senior Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, is a Delaware, member-managed, limited liability company. Liberty Mutual Insurance Company, its sole member, is a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals & Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

A. Alexander Fontanes President and Treasurer Citizenship: U.S.A.	Damon Barber Senior Vice President Citizenship: U.S.A.	Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	James F. Kelleher Senior Vice President Citizenship: U.S.A.	Gary J. Ostrow Vice President Citizenship: U.S.A.

Stephan Theron Vice President Citizenship: Canadian	Mark Tomek Vice President Citizenship: Canadian

Caury Bailey Assistant Treasurer Citizenship: U.S.A.	David G. Hayter Assistant Treasurer Citizenship: Canadian	Michael P. Russell Assistant Treasurer Citizenship: U.S.A.

John Salmon Assistant Treasurer Citizenship: U.S.A.	Kristin L. Kelley Assistant Secretary Citizenship: U.S.A.	James R. Pugh Assistant Secretary Citizenship: U.S.A.

Joshua E. Beiser Assistant Secretary Citizenship: U.S.A.

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.

James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Luis Bonell Executive Vice President Citizenship: Spain	Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.	J. Eric Brosius Executive Vice President and Corporate Actuary Citizenship: U.S.A.

Melanie M. Foley Executive Vice President and Chief Human Resources and Administration Officer Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Paul J. Condrin, III Executive Vice President Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, Chief Executive Officer and President Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.

Dennis J. Langwell Executive Vice President and Chief Financial Officer Citizenship: U.S.A	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Melanie M. Foley Executive Vice President and Chief Human Resources And Administration Officer Citizenship: U.S.A.

Luis Bonell Executive Vice President Citizenship: Spain	J. Eric Brosius Executive Vice President and Corporate Actuary Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.

Gary J. Ostrow Vice President Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

David H. Long Chairman of the Board, Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Charles I. Clough, Jr. Chairman and Chief Executive Officer Clough Capital Partners, LP c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nicholas M. Donofrio Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Francis A. Doyle, III President and Chief Operating Officer and President Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	John P. Manning Chief Executive Officer Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & Ireland	Thomas J. May Chairman, President and Chief Executive Officer NSTAR c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Myrtle Stephens Potter Chief Executive Officer Myrtle Potter & Company, LLC c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Ellen A. Rudnick

Executive Director and Clinical

Professor, Polsky Center for

Entrepreneurship, University of

Chicago Booth School of Business

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

Angel A. Ruiz President and Chief Executive Officer Ericsson Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & United Kingdom	Eric A. Spiegel Chief Executive Officer Siemans Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	William C. Van Faasen Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Annette M. Verschuren Chair and Chief Executive Officer NRStor Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: Canada